787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 6, 2017

Ms. Samantha Brutlag

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Series Fund, Inc.
Post-Effective Amendment No. 59 under the Securities Act of 1933 and Amendment No. 61 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 002-69062 and 811-03091)

Dear Mdmes. Brutlag and DiAngelo Fetting:

On behalf of BlackRock Series Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 11, 2017 and May 30, 2017 regarding Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 61 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on May 3, 2017, with respect to the BlackRock Advantage Large Cap Core Portfolio (the “Fund”), a series of the Registrant.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 61 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment No. 1:	Please confirm that the auditor’s consent will be filed with the Amendment and dated within thirty days of the date of effectiveness.

Response:	The Registrant confirms that the consent of the Fund’s independent registered public accounting firm will be filed with the Amendment and will be dated within thirty days of requested effectiveness.
Comment No. 2:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Core Portfolio – Fees and Expenses of the Fund,” please confirm whether footnote 1 to the Fee Table is relevant and applicable for the Fund.
Response:	The Registrant confirms that footnote 1 to the Fee Table is relevant and applicable for the Fund.
Comment No. 3:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Core Portfolio – Principal Investment Strategies of the Fund,” the second paragraph notes that the Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference. During the past three years, the Fund has only invested in futures. Please confirm whether all of the above derivatives are relevant for the Fund’s principal investment strategies.
Response:	The Registrant confirms that the use of derivatives, including options, futures, swaps, forward contracts and contracts for difference are relevant for the principal investment strategies for the Fund.
Comment No. 4:	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges its responsibility.
Comment No. 5:	Please confirm whether the waivers made by BlackRock disclosed in footnote 2 of the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Core Portfolio – Fees and Expenses of the Fund” are subject to recoupment from the Fund. If so, please explain the terms and conditions of the recoupment in the applicable footnote.
Response:	The Registrant submits that there is no recoupment arrangement in place for the Fund.
Comment No. 6:	The Staff notes that the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Core Portfolio – Fees and Expenses of the Fund” includes the following disclosure: “and may result in higher taxes when shares are held in a taxable account.” Please remove this disclosure since the Fund is an insurance product.

Response:	The Registrant has made the requested change.
Comment No. 7:	Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test? If not, please explain the basis for using another method of valuation.
Response:	The Registrant confirms that under normal circumstances the Fund intends to value derivatives using the mark-to-market value for purposes of its 80% test.
Comment No. 8:	The Staff notes that the Fund may invest in convertible securities and requests confirmation of whether these securities will be included as equity securities for purposes of complying with Rule 35d-1 of the 1940 Act (the “Names Rule”). The Staff also notes that if convertible securities are included as equity securities for purposes of complying with the Names Rule, such convertible securities would have to be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”
Response:	The Registrant confirms that convertible securities will be included as equity securities for the Fund for purposes of complying with the 80% test under the Names Rule. The Registrant also confirms that if convertible securities are included as equity securities for purposes of complying with the Names Rule for the Fund, such convertible securities must be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”
Comment No. 9:	In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. In addition, please note that when the Fund invests in derivative instruments, including total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).
Response:	The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner. In addition, the Registrant is aware of its obligations under Release 10666.
Comment No. 10:	The Staff notes that “Commodities Related Investments Risk” is included in the section entitled “Fund Overview — Key Facts About BlackRock Advantage Large Cap Core Portfolio – Principal Risks of Investing in the Fund.” The Staff requests that the Fund consider including disclosure on investments in commodities in its principal investment strategies.
Response:

In response to the Staff’s comment, the Fund has revised its disclosure to include the following in the sections entitled “Fund Overview — Principal Investment Strategies of the Fund” and “Details About the Fund — How the Fund Invests — Principal Investment Strategies”:

“The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.”

Comment No. 11:	Please confirm whether the Fund and its retail counterpart will be using the same index to measure performance.
Response:	The Registrant confirms that both the Fund and its retail counterpart will be using the Russell 1000® Index.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Dean A. Caruvana

Dean A. Caruvana

cc:	Benjamin Archibald, Esq.
Elliot J. Gluck, Esq.
Gladys Chang, Esq.